

August 14, 2014

<u>Via E-mail</u>
Mr. Brian McAndrews
Chief Executive Officer
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, CA 94612

     Re: **Pandora Media, Inc.**
          Form 10-K for transition period from February 1, 2013 to December 31,
          2013
          Filed February 14, 2014
          File No. 001-35198

Dear Mr. McAndrews:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Terry French for

                             Larry Spirgel
                             Assistant Director